DAVIS LEGAL ADVISORS since 1892
& company

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

RECEIVED
2004 AUG 26 A 9:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 24,2004

file number: 50277-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N. W.
Washington, DC 20549

04036507

SUPPL

Dear Sirs:

Re: GGL Diamond Corp. – Exemption No. 82-1209

We are solicitors for GGL Diamond Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

Per: Donna L Ornstein
Donna L. Ornstein
Legal Assistant

DO/ram
Encls.

PROCESSED
AUG 27 2004
THOMSON
FINANCIAL

dlo 8/26

Exemption No. 82-1209

August 24, 2004

RECEIVED
2004 AUG 26 A 9:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GGL DIAMOND CORP.
(the "Company")

Rule 12(g)3-2(b)(1)(i)

INDEX

1. **Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Company Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories/Nunavut Territory ("NWT")**

(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC (Form 6)	June 14, 2004
	(ii)	NWT (Form 27)	June 23, 2004
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable

2. **Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Policy No. 41 and under Multilateral Instrument 45-102**

(a) Annual Report
(including annual audited financial
statements and auditor's report thereon
and Management Discussion and Analysis)

(b)	Annual Information Form	Not Applicable
(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements and Management Discussion and Analysis	Unaudited financial statements for the 6 month period ended May 31, 2004 and MD&A and Certificate of CEO & CFO
(e)	News Releases	August 3, 2004
(f)	BC Form 53-901F, Material Change Report	Not Applicable
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution (Form 45-103F4)	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities	Not Applicable
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable
(t)	Notice of Change of Auditor pursuant to National Policy 31	Not Applicable

3. Materials filed with the TSX Venture Exchange ("the Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	Not Applicable
(c)	Annual Report (including annual audited financial statements and auditor's report thereon and Management Discussion and Analysis)	Not Applicable
(d)	Quarterly Interim Financial Statements and and Management Discussion and Analysis	Unaudited financial statements for the 6 month period ended May 31, 2004 and MD&A and Certificate of CEO & CFO
(e)	News Releases	August 3, 2004
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form	Not Applicable
(h)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable

(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(r)	Notice of Expedited Private Placement Form 4B, Private Placement Notice Form (Expedited)	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Form 4G, Summary Form – Incentive Stock Options	Not Applicable

4. Materials distributed to security holders (as required by the Company Act (British Columbia) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon and Management Discussion and Analysis)	Not Applicable
(b)	Interim Financial Statements (including interim financial statements) the three-, six- and nine-month periods following each fiscal year-end, and Management Discussion and Analysis	Unaudited financial statements for the 6 month period ended for May 31, 2004 and MD&A and Certificate of CEO & CFO
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption #82-1209

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Annual Report

BC COMPANY

Form 6
BUSINESS CORPORATIONS ACT
Section 51

RECEIVED 2004 AUG 26 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Filed Date and Time: June 14, 2004 09:35 AM Pacific Time

ANNUAL REPORT DETAILS

NAME OF COMPANY

GGL DIAMOND CORP.
2800 PARK PLACE
666 BURRARD ST
VANCOUVER BC V6C 2Z7

INCORPORATION NUMBER
BC0235315

DATE OF RECOGNITION
May 25, 1981

DATE OF ANNUAL REPORT (ANNIVERSARY DATE OF RECOGNITION IN BC)
May 25, 2004

OFFICER INFORMATION AS AT MAY 25, 2004.

Last Name, First Name, Middle Name:
LEACH, NORMAN
Office(s) Held: (Other Office(s))

Mailing Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2

Delivery Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2

Last Name, First Name, Middle Name:
LAU, JURGEN T.
Office(s) Held: (Other Office(s))

Mailing Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2

Delivery Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2

Last Name, First Name, Middle Name:
HRKAC, RAYMOND ANDREW
Office(s) Held: (CEO, President)

Mailing Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2

Delivery Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2

Last Name, First Name, Middle Name:
DEMARE, NICK
Office(s) Held: (CFO, Secretary)

Mailing Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2

Delivery Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2

Last Name, First Name, Middle Name:
AUSTON, JOHN S.
Office(s) Held: (Chair)

Mailing Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2

Delivery Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

Telephone: 250 356 – 8648
Office Hours: 8:30 – 4:30 (Monday – Friday)

ANNUAL REPORT

FORM 6 – BC COMPANY

Section 51 *Business Corporations Act*

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The regulations under the *Business Corporations Act* requires this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A. INCORPORATION NUMBER OF COMPANY

235315

B. NAME OF COMPANY

GGL DIAMOND CORP.

C. DATE OF RECOGNITION

1981/05/25

D. DATE OF ANNUAL REPORT

2004/05/25

E. OFFICER'S NAME(S) AND ADDRESS(ES) – Enter the full name, delivery address, mailing address (if different) and office held of each of the company's officers, if any. The delivery addresses must be for the office at which the individual can usually be served with records between 9:00 a.m. and 4:00 p.m. on business days. If there is no office at which the individual can usually be served with records during statutory business hours, enter the delivery address and mailing address, if different, of the individual's residence. Attach an additional sheet if more space is required.

FULL NAME (INCLUDING MIDDLE NAME, IF APPLICABLE)	TITLE(S)	DELIVERY ADDRESS (INCLUDING POSTAL CODE)	MAILING ADDRESS (INCLUDING POSTAL CODE)
HRKAC, RAYMOND A.	PRESIDENT/CEO	904 – 675 WEST HASTINGS STREET, VANCOUVER, BC, V6B 1N2	904 – 675 WEST HASTINGS STREET, VANCOUVER, BC, V6B 1N2
DeMARE, NICK	SECRETARY/CFO	1305 – 1090 WEST GEORGIA STREET VANCOUVER, BC V6E 3V7	1305 – 1090 WEST GEORGIA STREET VANCOUVER, BC V6E 3V7
AUSTON, JOHN S.	CHAIRMAN OF THE BOARD	904 – 675 WEST HASTINGS STREET, VANCOUVER, BC, V6B 1N2	904 – 675 WEST HASTINGS STREET, VANCOUVER, BC, V6B 1N2
LAU, JURGEN T.	ASSISTANT SECRETARY	904 – 675 WEST HASTINGS STREET, VANCOUVER, BC, V6B 1N2	904 – 675 WEST HASTINGS STREET, VANCOUVER, BC, V6B 1N2
LEACH, NORMAN	ASSISTANT SECRETARY	904 – 675 WEST HASTINGS STREET, VANCOUVER, BC, V6B 1N2	904 – 675 WEST HASTINGS STREET, VANCOUVER, BC, V6B 1N2

F. COMPANY CHANGES

A company must file with the Registrar a notice of any change to the information shown on the Corporate Register. Please visit our Web site at www.fin.gov.bc.ca/registries or phone 250 356-8626 for information on how to file these notices.

G. CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	DATE SIGNED
RAYMOND A. HRKAC	[signature]	JUNE 3, 2004

GGL DIAMOND CORP
(the "Company")

LIST OF DIRECTORS
AS OF MAY 25, 2004

Director	**Address**	**Election**	**Cessation**
Raymond A. Hrkac	#44 – 2351 Parkway Blvd., Coquitlam, BC ~~V6P 5H2~~ V3E 3P2	June 17, 1981	
William Wolodarsky	3048 – 3rd Street S.W., Calgary, AB T2S 1V1	June 17, 1985	
Nick DeMare	4338 Frances Street, Burnaby, BC ~~V5C 2C6~~ V5C 2R3	May 4, 1989	
John Haig DeBeque Farris	Box 63–1299 Fairweather Rd., Bowen Island, BC V0N 1G0	Jan. 25, 1993	
William Meyer	#205 – 2493 West 1st Avenue, Vancouver, BC V6K 1G5	May 26, 1994	
John S. Auston	#2 – 5402 West Vista Court, West Vancouver, BC V7W 3H3	March 1, 2001	
R. Timothe Hout	616 Robitaille Street, ~~Saint Lambert~~, QC J4P 1C3	Feb. 6, 2003	
	Longueuil		

Per: ______________________
Authorized Signing Authority

Exemption # 82-1209

Northwest Territories

FORM 27
BUSINESS CORPORATIONS ACT
ANNUAL RETURN EXTRA-TERRITORIAL CORPORATION

FORMULE 27
LOI SUR LES SOCIÉTÉS PAR ACTIONS
RAPPORT ANNUEL D'UNE SOCIÉTÉ EXTRATERRITORIALE

RECEIVED 2004 AUG 26 A 9:20 OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILED - DÉPÔT

No.: ET 5068

Date: June 23, 2004

DEPUTY/REGISTRAR OF CORPORATIONS
REGISTRAIRE OU REGISTRAIRE ADJOINT DES SOCIÉTÉS

1) Name of corporation / Dénomination sociale de la société

GGL DIAMOND CORP.

2) This return contains information current to and including / Le présent rapport contient les renseignments les plus récents en date du

MONTH AND DAY OF INCORPORATION OR AMALGAMATION — MM 05 DD/J 25 — MOIS ET JOUR DE CONSTITUTION OU DE FUSION

THE YEAR FOR WHICH THIS RETURN IS APPLICABLE — YYYY/ANNÉE 2004 — ANNÉE APPLICABLE AU RAPPORT

3) Is the address of the registered office, and the post office box designated as the address for service by mail, if any, the same as shown on the last notice filed with the Registrar of Corporations?	YES ☑ OUI / NO ☐ NON	L'adresse du bureau enregistré ou de la boîte postale aux fins de signification par courrier sont-elles les mêmes que celles qui figurent sur le dernier avis de désignation déposé auprès du registraire des sociétés?
4) Is the current postal and street address of the head office the same as the postal and street address shown on the last notice filed with the Registrar of Corporations?	YES ☑ OUI / NO ☐ NON	L'adresse actuelle du siège social est-elle la même que celle qui figure sur le dernier avis de désignation déposé auprès du registraire des sociétés?
5) Are the current charter and regulations of the corporation the same as the charter and regulations that have been filed with the Registrar of Corporations?	YES ☑ OUI / NO ☐ NON	La charte et les règlements de la société sont-ils les mêmes que ceux qui ont été déposés auprès du registraire des sociétés?
6) Are the current directors of the corporation the same as the directors shown on the last notice filed with the Registrar of Corporations?	YES ☑ OUI / NO ☐ NON	Les administrateurs actuels de la société sont-ils les mêmes que ceux qui figurent sur le dernier avis de désignation déposé auprès du registraire des sociétés?

IF THE ANSWER TO EITHER OF THE ABOVE QUESTIONS IS "NO", THIS RETURN MUST BE ACCOMPANIED BY ALL NOTICES NECESSARY TO BRING THE RECORDS OF THE REGISTRAR UP TO DATE.

SI VOUS AVEZ RÉPONDU «NON» À L'UNE DES QUESTIONS CI-DESSUS, LE PRÉSENT RAPPORT DOIT ÊTRE ACCOMPAGNÉ DE TOUS LES AVIS DE DÉSIGNATION NÉCESSAIRES AFIN DE METTRE À JOUR LES REGISTRES DU REGISTRAIRE.

Date	Signature	Title (Director, Officer or Solicitor) Titre (Administrateur, dirigeant ou avocat)
June 10, 2004	[signature]	Raymond A. Hrkac, Director

Exemption # 82-1209

GGL DIAMOND CORP.

CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2004

(UNAUDITED)

Notice to Reader: The Company's auditors have not reviewed the attached Interim Consolidated Financial Statements for the period ended May 31, 2004.

GGL DIAMOND CORP.

Consolidated Balance Sheets As At
(Unaudited)

	May 31, 2004	November 30, 2003
ASSETS		
Current		
Cash and cash equivalents	$ 1,487,672	$ 1,575,129
Sundry receivable	162,668	59,318
Prepaid expense	9,705	3,807
Marketable securities	3,800	3,800
	1,663,845	1,642,054
Mineral properties and deferred exploration costs (Note 1)	8,803,746	7,399,202
Property, plant and equipment	293,957	285,006
	$ 10,761,548	$ 9,326,262
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 529,310	$ 211,460
Current portion of mortgage loan	13,124	13,124
	542,434	224,584
Mortgage loan	50,980	57,676
	593,414	282,260
SHAREHOLDERS' EQUITY		
Share capital (Notes 2, 3)	21,280,539	19,909,724
Contributed surplus	584,110	141,628
Deficit	(11,696,515)	(11,007,350)
	10,168,134	9,044,002
	$ 10,761,548	$ 9,326,262

Approved by the Board of Directors:

Director (Signed) "*Raymond A. Hrkac*"

Director (Signed) "*J. Haig deB Farris*"

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit
For the three months ended
(Unaudited)

	May 31, 2004	May 31, 2003
Administration costs		
Amortization	$ 831	$ 696
Consulting fees	20,314	12,836
Corporate relations	4,467	17,638
Interest expense	253	211
Legal and audit	10,885	14,608
Licences, taxes, insurance and fees	15,884	8,577
Office services and expenses	37,366	20,939
Shareholders' meetings and reports	18,768	18,020
Stock based compensation	270,300	-
Travel	18,823	1,459
Operating loss	(397,891)	(94,984)
Other income (loss)		
Interest income	784	3,975
Foreign exchange adjustments	(1,314)	(2,305)
General exploration costs	(37,789)	(13,948)
	(38,319)	(12,278)
Loss for the period	(436,210)	(107,262)
Deficit, beginning of period	(11,260,305)	(10,153,480)
Deficit, end of period	$ (11,696,515)	$ (10,260,742)
Net loss per share	$ (0.007)	$ (0.002)
Weighted average number of common shares outstanding	66,810,854	56,362,859

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit For the six months ended *(Unaudited)*	May 31, 2004	May 31, 2003
Administration costs		
Amortization	$ 1,162	$ 990
Consulting fees	32,314	24,835
Corporate relations	11,855	42,686
Interest expense	612	443
Legal and audit	13,596	26,461
Licences, taxes, insurance and fees	26,772	18,364
Office services and expenses	70,331	36,685
Shareholders' meetings and reports	20,593	18,789
Stock based compensation	442,482	-
Travel	25,696	7,299
Operating loss	(645,913)	(176,552)
Other income (loss)		
Interest income	23,034	5,096
Foreign exchange adjustments	(854)	(2,529)
General exploration costs	(65,432)	(33,536)
	(43,252)	(30,969)
Loss for the period	(689,165)	(207,521)
Deficit, *beginning of period*	(11,007,350)	(10,053,221)
Deficit, end of period	$ (11,696,515)	$ (10,260,742)
Net loss per share	$ (0.011)	$ (0.004)
Weighted average number of common shares outstanding	66,810,854	56,362,859

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows For the three months ended (Unaudited)	May 31, 2004	May 31, 2003
Cash flows from (used in) operating activities		
Loss for the period	$ (436,210)	$ (107,262)
Adjustment for items not involving cash:		
- amortization of property, plant and equipment	8,422	6,200
- stock based compensation	270,300	-
	(157,488)	(101,062)
Change in non-cash working capital items:		
- sundry receivable	(68,442)	(101,400)
- prepaid expenses	(517)	24,950
- accounts payable and accrued liabilities	359,745	202,594
	133,298	25,082
Cash flows from (used in) financing activities		
Shares issued for cash	263,500	236,500
Share issuance cost		(210)
Principal reduction of mortgage loan	(3,039)	(3,016)
	260,461	233,274
Cash flows from (used in) investing activities		
Mineral property costs	(93,518)	(12,574)
Deferred exploration costs	(1,133,478)	(419,394)
Purchase of capital assets	(4,799)	(6,131)
	(1,231,795)	(438,099)
Decrease in cash and cash equivalents	(838,036)	(179,743)
Cash and cash equivalents, beginning of period	2,325,708	701,381
Cash and cash equivalents, end of period	$ 1,487,672	$ 521,638
Supplementary cash flow information		
Cash paid for interest charges	$ 1,151	$ 1,132

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows For the six months ended (Unaudited)		May 31, 2004		May 31, 2003
Cash flows from (used in) operating activities				
Loss for the period	$	(689,165)	$	(207,521)
Adjustment for items not involving cash:				
- amortization of property, plant and equipment		16,365		11,787
- stock based compensation		442,482		-
		(230,318)		(195,734)
Change in non-cash working capital items:				
- sundry receivable		(103,350)		(44,508)
- prepaid expenses		(5,898)		87,927
- accounts payable and accrued liabilities		317,850		(56,394)
		(21,716)		(208,709)
Cash flows from (used in) financing activities				
Shares issued for cash		381,000		1,236,500
Shares issued for cash – flow-through shares		1,004,500		-
Share issuance cost		(14,686)		(157,203)
Principal reduction of mortgage loan		(6,696)		(6,463)
		1,364,118		1,072,834
Cash flows from (used in) investing activities				
Mineral property costs		(93,798)		(12,574)
Deferred exploration costs		(1,310,746)		(503,194)
Purchase of capital assets		(25,315)		(6,131)
		(1,429,859)		(521,899)
(Decrease) increase in cash and cash equivalents		(87,457)		342,226
Cash and cash equivalents, beginning of period		1,575,129		179,412
Cash and cash equivalents, end of period	$	1,487,672	$	521,638
Supplementary cash flow information				
Cash paid for interest charges	$	2,446	$	2,718

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
May 31, 2004

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2003.

1. Mineral Properties and Deferred Exploration Costs

		[----December 1, 2003 to May 31, 2004------]			
	Balance November 30, 2003	property cost additions	exploration cost additions	written off	Balance May 31, 2004
Doyle Lake	$ 718,214	$ -	$ 15,882	$ -	$ 734,096
Clinton	18,619	-	1,743	-	20,362
Fishback Lake and Dessert Lake	246,825	62,514	108,676	-	418,015
CH	4,077,385	-	1,180,260	-	5,257,645
Regional, NWT	41,944	-	815	-	42,759
Happy Creek	907,030	-	1,504	-	908,534
McConnell Creek and other	1,389,185	31,284	1,866	-	1,422,335
	$ 7,399,202	$ 93,798	$ 1,310,746	$ -	$ 8,803,746

	Balance November 30, 2003	Dec 1/(Additions	May 31/(written off	Balance May 31, 2004
Mineral property costs	$ 483,597	$ 93,798	$ -	$ 577,395
Deferred exploration costs	6,915,605	1,310,746	-	8,226,351
	$ 7,399,202	$ 1,404,544	$ -	$ 8,803,746

Exploration costs incurred during the six months ended:

	May 31, 2004	May 31, 2003
Charter Aircraft	$ 309,188	$ 55,253
Drilling, trenching, sampling	164,433	213,648
Licences and recording fees	1,463	5,486
Project supplies	64,901	45,725
Salaries and wages	59,266	33,963
Survey	466,520	28,532
Technical and professional services	149,048	77,405
Transportation	95,927	43,182
	$ 1,310,746	$ 503,194

During the period, the Company staked six additional McConnell Creek claims in British Columbia and XX Fishback Lake claims in the Northwest Territories.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
May 31, 2004

2. Share Capital

(a) Authorized: 250,000,000 common shares without par value.

(b) Issued:

	Shares	Amount
Balance, November 30, 2003	65,528,020	$19,909,724
Issued pursuant to flow-through share agreements		
Less share issuance costs of $14,685	2,232,222	989,815
Exercise of warrants	570,000	114,000
Exercise of stock options	915,000	267,000
Balance, May 31, 2004	69,245,242	$21,280,539

(c) During the period ended May 31, 2004, the Company:

(i) completed a private placement of 2,232,222 common shares at $0.45 per share for gross proceeds of $1,004,500. All of the proceeds from these flow-through shares have been spent on Canadian Exploration Expenses ("CEE").

(i) issued 570,000 common shares pursuant to the exercise of share purchase warrants at $0.20 per common share for gross proceeds of $114,000

(d) At May 31, 2004, the following share purchase warrants remained unexercised:

Number of Shares	Exercise Price	Expiry Date
400,000	0.20	June 24, 2004
5,200,000	0.20	July 11, 2004
5,600,000		

3. Stock Options

During the period, the Company's Board of Directors approved and granted 1,430,000 stock options to directors and employees of the Company. Each option entitles its holder to acquire one common share of the Company at $0.50 per common share. These options are vested over eighteen months and are exercisable for five years.

The Company's Stock Option Plan was amended on January 15, 2004 to increase the maximum number of shares reserved for the granting of stock options. On May 14, 2004, at the shareholders Annual and Special Meeting, the shareholders approved the amendment to the Plan.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
May 31, 2004

3. Stock Options (continued)

Stock options outstanding as at May 31, 2004:

	Shares	Weighted Average Exercise Price
Options outstanding at November 30, 2003	6,155,000	$ 0.27
Granted	1,430,000	$ 0.50
Exercised	(915,000)	$ 0.29
Expired	(750,000)	$ 0.32
Options outstanding at May 31, 2004	5,920,000	$ 0.26

The weighted average fair value of the options granted during the period ended May 31, 2004 was $0.52.

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.20 - $0.50	5,920,000	3.20	$ 0.32	4,428,889	$0.28

Under CICA Handbook, Section 3870, the Company is required to calculate and present the pro forma effect of all awards granted. For disclosure purposes, the fair value of each option granted in 2003 to an employee has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.5%, dividend yield 0%, volatility of 107%, and expected lives of approximately 5 years. Based on the computed option values and the number of the options issued in 2003, had the Company recognized compensation expense, the following would have been its effect on the Company's net loss:

	May 31, 2004	May 31, 2003
Net (loss) for the period:		
- as reported	$(689,165)	$(252,955)
- pro-forma	$(698,250)	$(282,952)
Basic and diluted (loss) per share:		
- as reported	$(0.011)	$(0.004)
- pro-forma	$(0.011)	$(0.004)

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
May 31, 2004

In 2004, the fair value of all options granted to employees, directors and consultants are recognized as stock based compensation cost in the financial statements.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
May 31, 2004

4. Related Party Transactions

During the six months ended May 31, 2004, the Company was billed $41,180 by a director who is the President and CEO (May 31, 2003– $24,000) for consulting fees and technical and professional services. $13,656 is recorded in accounts payable at May 31, 2004 (May 31, 2003 - $24,000).

5. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the six months ended May 31, 2004 and May 31, 2003.

The Company's total assets are segmented geographically as follows:

	May 31, 2004	May 31, 2003
Canada	$9,853,014	$6,687,261
United States	908,534	901,800
	$10,761,548	$7,589,061

6. Commitment

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of May 31, 2004. If the conditions precedent had been satisfied at May 31, 2004, the amount owing under the agreement would be $173,170 in addition to the $7,656 owing at May 31, 2004 (see Note 4 – Related Party Transactions).

7. Comparative Figures

Certain 2003 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2004.

8. Subsequent Events

Subsequent to May 31, 2004:

i) the Company issued 5,440,000 common shares pursuant to warrants exercised for gross proceeds of $1,088,000

ii) granted a total of 45,000 stock options to an employee and a consultant at $0.50 per common share exercisable for five years and

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
May 31, 2004

iii) issued 100,000 common shares pursuant to the exercise of stock options at $0.25 per share for gross proceeds of $25,000.

Exemption #82-1209

GGL DIAMOND CORP.

Management Discussion and Analysis
(Form 51-102F1)
For the Six Months ended May 31, 2004

The following discussion of the results and financial position of the Company for the six months ended May 31, 2004 should be read in conjunction with the information provided in the 2003 Annual Report of the Company and the February 29, 2004 Quarterly Report. The material herein, as of this 28th day of July 2004, updates the information as of April 7 and April 26, 2004 contained in the MD&A of those reports, respectively.

DIAMOND EXPLORATION, SLAVE CRATON, NORTHWEST TERRITORIES, CANADA

DOYLE LAKE LA 1 – 30 MINERAL CLAIMS, SOUTHEAST SLAVE CRATON

Under an agreement dated May 25, 1995, De Beers Canada Exploration Inc. (De Beers) earned a 60% interest in the Doyle Lake properties by completing exploration expenditures of $4,650,000. De Beers' expenditures to date total approximately $7,000,000. GGL Diamond Corp. (GGL) retains a 40% carried interest in claims held by the joint venture.

Under the Canada Mining Regulations a mineral claim has a maximum life of 10 years at which time the claim is either taken to lease or allowed to expire. A claim is taken to lease by completing a legal survey of the claim, paying a fee of $25 per claim and a yearly rental fee of $1.00 per acre, for an initial 21 year period.

Under the 1995 agreement if De Beers elects to remove a mineral claim from the joint venture and return the claim to GGL, the claim must be in good standing for a minimum of six months from the date of return. As the critical date for the LA 1 – 25 claims was July 15, 2004, GGL called a joint venture meeting which took place on June 28, 2004, at which time the status and exploration potential of the claims were discussed.

De Beers subsequently informed GGL that they would survey and take to lease the LA 4 to LA 9 inclusive, the fractional claims Extra 2 to Extra 4 inclusive and Extra 10. These claims remain within the joint venture, 60% held by De Beers and 40% carried interest held by GGL, and cover an area of 13.5 kilometres east-west by 4.5 kilometres north-south and contain a total of 15,380 acres. The claims adjoin the Mountain Province Diamonds Inc. claims (MPV).

The decision means that the high priority area for new kimberlite discoveries immediately to the south of the Mountain Province kimberlite pipes will be explored by De Beers on behalf of the joint venture.

The De Beers' winter gravity survey identified five target areas on these properties:

- Three targets, three to four kilometres south of the MPV kimberlites in Kennady Lake, lie along a northeast structure whose extension would pass through the Kelvin and Faraday kimberlites
- a target occurs in Blob Lake two kilometres south of the Hearne kimberlite

- an anomaly in T-Bone Lake located on the LA 4 claim and seven kilometres southwest of the Hearne kimberlite pipe, is a high priority target
- in addition, the Quail Lake target five kilometres south west of the Hearne kimberlite requires the continuation of the gravity survey next winter when other lake areas including the south half of Blob Lake are scheduled to be done

De Beers plans to continue the ground gravity survey this summer starting in mid-August. De Beers has budgeted $50,000 for the summer program.

The remaining claims, LA 1, 2 and 3 and LA 10 to 30, including the diamond-bearing kimberlite sill, have been returned with clear title and 100% ownership to GGL. Several fractional claims are also included.

These claims represent an exciting opportunity for GGL and De Beers' decision to return them to 100% GGL ownership leaves us free to explore the claims aggressively.

Of particular importance to the Company is the diamond-bearing Doyle sill and its strike and dip extensions located on claims LA 17, 18, 28 and 29. The sill, which returned 161 microdiamonds in 84.5 kilograms of kimberlite, has already been traced by drilling for a length of 2 kilometres. Except for 150 metres of dip extent at the central part of the sill, the down dip extensions remain unexplored. The discovery by last year's drilling of kimberlite immediately east of the sill adds potential to the area and highlights the opportunity to find additional kimberlite in this area.

GGL's exploration team, whose work led to the discovery of the sill in 1996, waited in frustration through seven years of court struggles to restore clear title to the underlying claims and is now eager to resume exploration. The kimberlite sill is in the early stages of exploration and in many respects resembles the early stages at Snap Lake when many doubted that the discovery would lead to a commercial diamond deposit. Contrary to those early expectations Snap Lake is now being put into production with initial reserves of 21 million tons.

The GGL team sees great potential to extend the known size of the kimberlite and to sample the body for commercial diamond content. The chemistry of the indicator minerals and the number of microdiamonds recovered to date give them confidence that the Doyle sill may host an economic diamond deposit. In addition, the sill and down dip extensions are land based and to date the dip has been shallow, indicating that portions could be mined by open pit if the further exploration proves positive.

In addition to the Doyle sill, a number of indicator samples located on other claims being returned to GGL contain kimberlite indicator minerals that show promise and need exploration. Four claims to the east of the claims retained by the joint venture have yet to be explored by airborne geophysical surveys.

The Company is now preparing its plans to take returned claims to lease and explore these claims.

CH PROJECT AREA, CENTRAL SLAVE CRATON

During the quarter an airborne geophysical survey, using the Fugro Resolve magnetic/electromagnetic system, was flown over the Courageous, Seahorse, Winter Lake North and Winter Lake South properties. Approximately 8000 line kilometres at 60 metre line spacing was completed. The final report from Fugro containing the corrected and levelled data is expected in August.

GGL geologists anticipate that the airborne geophysical survey will help to define targets at the head of known indicator mineral trains in addition to outlining areas that may require new sampling for kimberlite indicator minerals.

The prime purpose of the exploration programs completed to date and on-going is to define and prioritize potential kimberlite targets to be tested by diamond drilling. The short term objective is to identify drill targets for a September drill program while the longer term objective is to complete the exploration required to identify drill targets for the 2005 program.

To complete this process an indicator mineral sampling program is starting and is aimed at existing indicator mineral trains that require closure. Indicator mineral trains whose kimberlite source areas have been defined are now being evaluated for geophysical targets that lie within the source area. This work has already revealed subtle geophysical targets that were it not for the presence of good kimberlite indicators, may not have been recognized.

At present some 19 potential kimberlite drill targets are being compared to determine the priority and selection for this year's drill program. These are located on the Courageous, Seahorse, Starfish and Zip-de properties.

FISHBACK LAKE PROJECT, SOUTHWEST SLAVE CRATON "BIG HOLE" KIMBERLITE TARGET

The Awry Lake area was first selected as an area of interest after a 1993 fixed wing airborne magnetometer survey revealed that a number of linear magnetic features were terminated by a magnetic low of substantial size.

A program of indicator mineral sampling was initiated although only limited amounts of washed till remained in an area of extensive bedrock exposure. A few kimberlite indicator minerals were recovered on the west side of Awry Lake.

It was only when a seismic survey conducted for the Company found the water of the lake to be 75 metres deep and as a consequence a bathymetry (water depth) survey over the entire lake was completed, that the presence of a steep walled oval hole with a remarkably flat bottom up to one kilometre in size was outlined. In the early days of diamond exploration on the Slave Craton deep lakes were one of the favourable criteria for kimberlite exploration.

This discovery was followed by a lake sediment survey that, when the samples taken were analyzed, returned anomalous values in those elements that are common to kimberlites.

An examination of the lakeshore down-ice of the deep hole located granite-breccia boulders that contained a fine-grained greenish matrix (like the cement holding the pebbles in concrete) that reacted to acid. Some of this breccia was analysed and despite the rather small sample, returned eclogitic garnets and a G-9 pyrope. This prompted a second attempt at indicator mineral sampling and a re-examination of concentrates from previous sampling. As a result, up to 15 kimberlitic indicators were recovered from one sample and two ilmenites were found containing delicate resorption surfaces with perovskite/leucoxene coatings. The ilmenites are important as such surfaces would not be expected to travel far from the source.

In May of this year an airborne geophysical survey was flown over the Awry Lake area. The preliminary interpretation of the Fugro survey data indicates that the "Big Hole" lies within a quiet magnetic area. The EM data shows a significant conductor correlating to the southern part of the big hole. More recently a ground gravity survey over this target identified an isolated gravity low,

between 500 and 900 metres in diameter. The larger EM anomaly models as a bedrock conductor similar to known kimberlites.

This month a deep drill hole was drilled to a depth of 841 metres from the north shore of Awry Lake toward the geophysical anomalies 1320 metres away, with the expectation that the broad flat outline of the deep hole would be reached and give evidence of kimberlite. Indirect evidence was encountered in the form of anticipated alteration products within the granite drilled as well as breccia and microbreccia. However, the hole was terminated due to excessive deviation from the planned direction of 165°. Selected sections of the core have been sent out for analyses.

At this time, GGL geologists have undertaken a program of bedrock geological study and glacial till sampling in the immediate area of Awry Lake where not only the "Big Hole" but also two other geophysical targets near shore are located.

The "Big Hole" will be evaluated for a winter drill program from the ice of Awry Lake.

CONSIDERATIONS FOR FUTURE EXPLORATION

The Company has worked long and hard to acquire a portfolio of properties each of which has, through the results from extensive and costly exploration, the potential to contain diamond-bearing kimberlites. We have done so in order that the Company and its shareholders would have multiple chances for success and would not be dependent on the outcome of any one property or any one drill hole.

We have achieved this objective perhaps far better than we could have expected when we embarked on our own exploration in March of 2000.

With the return of the Doyle sill, the large number of good drill targets defined at the CH Project and more to come, and the intriguing potential of the Awry Lake area, we may well have more to do than can be done within the time frame of the patience of our shareholders. Even though we are well funded at this time, the demands of the properties would require additional funds and dilution of the stock, particularly as the present market is giving resource stocks no premium for initial success.

The Directors of the Company believe we should consider new joint ventures with suitable partners that may shorten the time frame to success for some of our properties.

OVERALL PERFORMANCE/RESULTS OF OPERATIONS

As at May 31, 2004, the Company had incurred exploration costs on mineral properties of $1,310,746 (charter aircraft $309,188; drilling, trenching and sampling $164,433; licenses and recording fees $1,463; salaries and wages $59,266; surveys $466,520; technical and professional services $149,048; transportation $95,927 and project supplies of $64,901). Exploration costs for the period ended May 31, 2004 are higher than 2003 by $807,552, an increase of 160%. A majority of this increase was for the ground and airborne geophysical surveys conducted over our claims and the chartered aircraft hired to move crews and equipment out to the properties. The December, 2003 flow-through financing allowed us to execute a larger field program this season.
On a per project basis, the Company spent the $1,310,746 exploration costs as follows: $1,180,260 on the CH project, $15,882 on the Doyle Lake project, $1,743 on the Clinton, $1,866 on the McConnell Creek, $1,504 on the Happy Creek Gold/Silver Property, $815 on Regional, and $108,676 on the Fishback Lake and Dessert Lake Properties.
The Company reported a net loss of $689,165 for the period ended May 31, 2004 compared to a net loss of $207,521 for the period ended May 31, 2003 (an increase of 232% from 2003 to 2004).

The increase in net loss was primarily due to the recording of stock based compensation for the stock options granted to the Company's employees, directors and consultants.
Revenue for the period ended May 31, 2004 was $23,034 consisting of interest income compared with $5,096 for the period ended May 31, 2003. The increase in funds raised during the 3rd and 4th quarter of 2003 generated more interest income for the Company.

ACQUISITION AND DISPOSITION OF RESOURCE PROPERTIES AND WRITE OFFS

There were no write offs of exploration and mineral property costs for the period ended May 31, 2004. Six additional McConnell Lake claims were staked in British Columbia and 13 Fishback Lake claims were staked in the Northwest Territories.

RELATED PARTY TRANSACTIONS

During the period ended May 31, 2004, the Company was billed $41,180 ($13,656 is included in accounts payable in 2004) by R.A. Hrkac, the President and Chief Executive Officer for technical and professional services provided. For the same comparative period in 2003, the Company was billed $24,000 (which is included in accounts payable in 2003) by R.A. Hrkac for technical and professional services.

COMMITMENTS

The Company has entered into an operating lease agreement with respect to its office premises. Minimum payments of $30,290 in 2004 and $5,303 in 2005 are required under the agreement.

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of November 30, 2003. If the conditions precedent had been satisfied at May 31, 2004, the amount owing under the agreement would be approximately $173,170.

The Company has a mortgage loan on its Yellowknife house of approximately $64,104 which becomes due on January 1, 2005.

SUMMARY OF QUARTERLY INFORMATION

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with May 31, 2004. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	May 31, 2004 ($)	February 29, 2004 ($)	November 30, 2003 ($)	August 31, 2003 ($)	May 31, 2003 ($)	February 28, 2003 ($)	November 30, 2002 ($)	August 31, 2002 ($)
Total Revenues	23,034	22,250	9,203	5,027	3,975	1,121	1,646	1,285
Net Income (Loss)	(689,165)	(252,955)	(635,294)	(111,314)	(107,262)	(100,259)	(432,471)	(170,754)
Net income (loss) per share	(0.011)	(0.004)	(0.01)	(0.002)	(0.002)	(0.002)	(0.009)	(0.004)

Note:

(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2002, 2003 or 2004. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

LIQUIDITY AND CAPITAL RESOURCES

For the period ended May 31, 2004, the Company experienced a negative cash flow of $230,318 (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in office services and expenses and licences, taxes and insurance. A lump sum payment was paid to our insurance agency to extend one of our policies to expire at the same time as another policy. This payment was made ahead of the original policy expiry date.

The Company's cash position as at May 31, 2004 was $1,487,672. The decrease in cash position compared to November 30, 2003 was due principally to the start of field season work in the Northwest Territories. Ground and airborne geophysical surveys and drilling commenced on some of our claims.

During the period ended May 31, 2004, the Company:

(i) completed a private placement of 2,232,222 common shares at $0.45 per share for gross proceeds of $1,004,500. All of the proceeds from these flow-through shares have been spent on Canadian Exploration Expenses ("CEE");

(ii) Issued 570,000 common shares pursuant to the exercise of share purchase warrants at $0.20 per common share for gross proceeds of $114,000.

(iii) Issued 915,000 common shares pursuant to the exercise of stock options between $0.20 and $0.30 per common share for gross proceeds of $267,000.

100,000 warrants and 750,000 stock options expired unexercised during the period. See Notes 2 and 3 of the Consolidated Financial Statements for May 31, 2004.

SUBSEQUENT EVENTS

Subsequent to May 31, 2004, the following occurred:

(a) 100,000 stock options were exercised at $0.25 per common share for gross proceeds of $25,000;

(b) 5,440,000 share purchase warrants were exercised at $0.20 per common share for gross proceeds $1,088,000 and

(c) 45,000 stock options in total were granted to an employee and a consultant of the Company at an exercise price of $0.50 per common share. The shares are exercisable for 5 years and vest over 18 months.

OUTSTANDING SHARE DATA AS OF JULY 29 , 2004:

(a) Authorized and issued share capital:

			Issued	
Class	**Par Value**	**Authorized**	**Number**	**Value**
Common	No par value	250,000,000	74,785,242	$ 22,393,539

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	519,000	$0.25	June 29, 2005
Options	100,000	$0.25	Aug. 8, 2005
Options	100,000	$0.30	Sept. 5, 2005
Options	120,000	$0.25	Nov. 14, 2005
Options	145,000	$0.30	Jan. 16, 2006
Options	600,000	$0.30	March 1, 2006
Options	255,000	$0.20	July 16, 2006
Options	959,333	$0.20	July 18, 2007
Options	711,667	$0.25	Feb. 06, 2008
Options	430,000	$0.30	April 25, 2008
Options	50,000	$0.45	Aug. 15, 2008
Options	400,000	$0.30	Oct. 31, 2008
Options	1,100,000	$0.50	Jan. 15, 2009
Options	330,000	$0.50	March 19, 2009
Options	45,000	$0.50	June 29, 2009

Total	5,865,000		

(c) There are no warrants outstanding.

(d) There are no escrowed or pooled shares.

OTHER INFORMATION

The Company's web site address is www.ggldiamond.com. Other information relating to the Company may be found on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and *general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance* and that actual results or developments may differ materially from those projected in the forward-looking statements.

BY ORDER OF THE BOARD

(Signed) Raymond A. Hrkac
President & CEO

(Signed)J. Haig deB. Farris
Director

Exemption # 82-1209.

FORM 52-102FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Raymond A. Hrkac, President and CEO of GGL Diamond Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of GGL Diamond Corp. for the interim period ending May 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial conditions, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 29, 2004

Raymond A. Hrkac

President & CEO

GGL Diamond Corp.

Exemption #82-1209

FORM 52-102FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Nick DeMare, Chief Financial Officer of GGL Diamond Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of GGL Diamond Corp. for the interim period ending May 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial conditions, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 29, 2004

Nick DeMare

Chief Financial Officer

GGL Diamond Corp.

Exemption #82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings St.
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

August 3, 2004

PRESS RELEASE

GGL REPORTS ON ACTIVITIES FOR THE PERIOD ENDED MAY 31, 2004

Raymond A. Hrkac, President of GGL Diamond Corp. (GGL.TSX) reports on the activities of the Company for the period ended May 31, 2004 and subsequent events.

DOYLE LAKE LA 1 – 30 MINERAL CLAIMS, SOUTHEAST SLAVE CRATON

De Beers starts summer exploration program at Doyle Lake; 100% interest in Doyle diamondiferous sill returns to GGL

Under an agreement dated May 25, 1995, De Beers Canada Exploration Inc. ("De Beers") earned a 60% interest in the Doyle Lake properties by completing exploration expenditures of $4,650,000. De Beers' expenditures to date total approximately $7,000,000. GGL Diamond Corp. (GGL) retains a 40% carried interest in claims held by the joint venture.

Under the Canada Mining Regulations a mineral claim has a maximum life of 10 years at which time the claim is either taken to lease or allowed to expire. A claim is taken to lease by completing a legal survey of the claim, paying a fee of $25 per claim and a yearly rental fee of $1.00 per acre, for an initial 21 year period.

Under the 1995 agreement if De Beers elects to remove a mineral claim from the joint venture and return the claim to GGL, the claim must be in good standing for a minimum of six months from the date of return. As the critical date for the LA 1 – 25 claims was July 15, 2004, GGL called a joint venture meeting which took place on June 28, 2004, at which time the status and exploration potential of the claims were discussed.

De Beers subsequently informed GGL that they would survey and take to lease the LA 4 to LA 9 claims inclusive, the fractional claims Extra 2 to Extra 4 inclusive and Extra 10. These claims remain within the joint venture, 60% held by De Beers and 40% carried interest held by GGL, and cover an area of 13.5 kilometres east-west by 4.5 kilometres north-south and contain a total of 15,380 acres. The claims adjoin the Mountain Province Diamonds Inc. claims (MPV).

The decision means that the high priority area for new kimberlite discoveries immediately to the south of the Mountain Province kimberlite pipes will be explored by De Beers on behalf of the joint venture.

The De Beers' winter gravity survey identified five target areas on these properties:

- Three targets, three to four kilometres south of the MPV kimberlites in Kennady Lake, lie along a northeast structure whose extension would pass through the Kelvin and Faraday kimberlites
- a target occurs in Blob Lake two kilometres south of the Hearne kimberlite
- an anomaly in T-Bone Lake located on the LA 4 claim and seven kilometres southwest of the Hearne kimberlite pipe, is a high priority target
- in addition, the Quail Lake target five kilometres south west of the Hearne kimberlite requires the continuation of the gravity survey next winter when other lake areas including the south half of Blob Lake are scheduled to be done

De Beers plans to continue the ground gravity survey this summer starting in mid-August. De Beers has budgeted $50,000 for the summer program.

The remaining claims, LA 1, 2 and 3 and LA 10 to 30, including the diamond-bearing kimberlite sill, have been returned with clear title and 100% ownership to GGL. Several fractional claims are also included.

These claims represent an exciting opportunity for GGL and De Beers' decision to return them to 100% GGL ownership leaves us free to explore the claims aggressively.

Of particular importance to the Company is the diamond-bearing Doyle sill and its strike and dip extensions located on claims LA 17, 18, 28 and 29. The sill, which returned 161 microdiamonds in 84.5 kilograms of kimberlite, has already been traced by drilling for a length of 2 kilometres. Except for 150 metres of dip extent at the central part of the sill, the down dip extensions remain unexplored. The discovery by last year's drilling of kimberlite immediately east of the sill adds potential to the area and highlights the opportunity to find additional kimberlite in this area.

GGL's exploration team, whose work led to the discovery of the sill in 1996, waited in frustration through seven years of court struggles to restore clear title to the underlying claims and is now eager to resume exploration. The kimberlite sill is in the early stages of exploration and in many respects resembles the early stages at Snap Lake when many doubted that the discovery would lead to a commercial diamond deposit. Contrary to those early expectations Snap Lake is now being put into production with initial reserves of 21 million tons.

The GGL team sees great potential to extend the known size of the kimberlite and to sample the body for commercial diamond content. The chemistry of the indicator minerals and the number of microdiamonds recovered to date give them confidence that the Doyle sill may host an economic diamond deposit. In addition, the sill and down dip extensions are land based and to date the dip has been shallow, indicating that portions could be mined by open pit if the further exploration proves positive.

In addition to the Doyle sill, a number of indicator samples located on other claims being returned to GGL contain kimberlite indicator minerals that show promise and need exploration. Four claims to the east of the claims retained by the joint venture have yet to be explored by airborne geophysical surveys.

The Company is now preparing its plans to take returned claims to lease and explore these claims.

CH PROJECT AREA, CENTRAL SLAVE CRATON

Company plans fall drilling on CH property

During the quarter an airborne geophysical survey, using the Fugro Resolve magnetic/electromagnetic system, was flown over the Courageous, Seahorse, Winter Lake North and Winter Lake South properties. Approximately 8,000 line kilometres at 60 metre line spacing was completed. The final report from Fugro containing the corrected and levelled data is expected in August.

GGL geologists anticipate that the airborne geophysical survey will help to define targets at the head of known indicator mineral trains in addition to outlining areas that may require new sampling for kimberlite indicator minerals.

The prime purpose of the exploration programs completed to date and on-going is to define and prioritize potential kimberlite targets to be tested by diamond drilling. The short term objective is to identify drill targets for a September drill program while the longer term objective is to complete the exploration required to identify drill targets for the 2005 program.

To complete this process an indicator mineral sampling program is starting and is aimed at existing indicator mineral trains that require closure. Indicator mineral trains whose kimberlite source areas have been defined are now being evaluated for geophysical targets that lie within the source area. This work has already revealed subtle geophysical targets that were it not for the presence of good kimberlite indicators, may not have been recognized.

At present some 19 potential kimberlite drill targets are being compared to determine the priority and selection for this year's drill program. These are located on the Courageous, Seahorse, Starfish and Zip-de properties.

FISHBACK LAKE PROJECT, SOUTHWEST SLAVE CRATON "BIG HOLE" KIMBERLITE TARGET

The Awry Lake area was first selected as an area of interest after a 1993 fixed wing airborne magnetometer survey revealed that a number of linear magnetic features were terminated by a magnetic low of substantial size.

A program of indicator mineral sampling was initiated although only limited amounts of washed till remained in an area of extensive bedrock exposure. A few kimberlite indicator minerals were recovered on the west side of Awry Lake.

It was only when a seismic survey conducted for the Company found the water of the lake to be 75 metres deep and as a consequence a bathymetry (water depth) survey over the entire lake was completed, that the presence of a steep walled oval hole with a remarkably flat bottom up to one kilometre in size was outlined. In the early days of diamond exploration on the Slave Craton deep lakes were one of the favourable criteria for kimberlite exploration.

This discovery was followed by a lake sediment survey that, when the samples taken were analyzed, returned anomalous values in those elements that are common to kimberlites.

An examination of the lakeshore down-ice of the deep hole located granite-breccia boulders that contained a fine-grained greenish matrix (like the cement holding the pebbles in concrete) that reacted to acid. Some of this breccia was analysed and despite the rather small sample, returned eclogitic garnets and a G-9 pyrope. This prompted a second attempt at indicator mineral sampling and a re-examination of concentrates from previous sampling. As a result, up to 15 kimberlitic indicators were recovered from one sample and two ilmenites were found containing delicate resorption surfaces with perovskite/leucoxene coatings. The ilmenites are important as such surfaces would not be expected to travel far from the source.

In May of this year an airborne geophysical survey was flown over the Awry Lake area. The preliminary interpretation of the Fugro survey data indicates that the "Big Hole" lies within a quiet magnetic area. The EM data shows a significant conductor correlating to the southern part of the big hole. More recently a ground gravity survey over this target identified an isolated gravity low, between 500 and 900 metres in diameter. The larger EM anomaly models as a bedrock conductor similar to known kimberlites.

This month a deep drill hole was drilled to a depth of 841 metres from the north shore of Awry Lake toward the geophysical anomalies 1320 metres away, with the expectation that the broad flat outline of the deep hole would be reached and give evidence of kimberlite. Indirect evidence was encountered in the form of anticipated alteration products within the granite drilled as well as breccia and microbreccia. However, the hole was terminated due to excessive deviation from the planned direction of 165°. Selected sections of the core have been sent out for analyses.

At this time, GGL geologists have undertaken a program of bedrock geological study and glacial till sampling in the immediate area of Awry Lake where not only the "Big Hole" but also two other geophysical targets near shore are located.

The "Big Hole" will be evaluated for a winter drill program from the ice of Awry Lake.

CONSIDERATIONS FOR FUTURE EXPLORATION

The Company has worked long and hard to acquire a portfolio of properties each of which has, through the results from extensive and costly exploration, the potential to contain diamond-bearing kimberlites. We have done so in order that the Company and its shareholders would have multiple chances for success and would not be dependent on the outcome of any one property or any one drill hole.

We have achieved this objective perhaps far better than we could have expected when we embarked on our own exploration in March of 2000.

With the return of the Doyle sill, the large number of good drill targets defined at the CH Project and more to come, and the intriguing potential of the Awry Lake area, we may well have more to do than can be done within the time frame of the patience of our shareholders. Even though we are well funded at this time, the demands of the properties would require additional funds and dilution of the stock, particularly as the present market is giving resource stocks no premium for initial success.

The Directors of the Company believe we should consider new joint ventures with suitable partners that may shorten the time frame to success for some of our properties.

FINANCIAL POSITION AND SUBSEQUENT EVENTS

For the six months ended May 31, 2004 the Company incurred $1,310,746 on exploration costs on mineral properties compared to $503,194 for the same period in 2003. Working capital as of May 31, 2004 was $1,121,411 compared to $339,836 at May 31, 2003. More detailed financial information for the period ending May 31, 2004 is available through SEDAR at www.sedar.com.

Subsequent to the end of the period, the Company issued 5,440,000 common shares pursuant to warrants exercised for gross proceeds of $1,088,000. As of August 3, 2004 there are no warrants outstanding. The estimated working capital of the Company at present is $1,675,000.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.